División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 15 January 2010.



10015100

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, November 26, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs,

Attached hereto I submit to your attention the original of the Commercial Registry of the Special Shareholders´ Meeting of my principal held on October 16, 2009 in order to comply with the provisions set forth in Article 5 of the Standards Related to Periodic or Occasional Information that Needs to be Submitted by People Subject to Control by the National Securities and Exchange Commission, as per Resolution 012-2006 dated February 9, 2006.

Likewise, I do hereby submit newspaper notice of payment of special dividends to be allocated among shareholders published in two (2) national major newspapers.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --


INTERPRETE
PUBLICO

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES. FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT.

RM No.220. Historical years 199 and 150.

Lawyer PEDRO D. DUARTE A., First Commercial Registry Office (E) DOES HEREBY CERTIFY THAT the entry of Commercial Registry herein transcribed, which original is inserted to Volume 259-A, FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT AND THE BOLIVARIAN STATE OF MIRANDA, Number 36 of the year 2009 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor: 3251

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

File number: 3251.---

Translator's Note:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office."---

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State

Your Office.

I, NELLY GONZALEZ DIAZ, a Venezuelan citizen, a Lawyer, of legal age, bearer of Identity Card No.8960356, dully authorized by the board of Directors of MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A., a company of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No. 379, Volume 1-B, File 3251, before you I respectfully appear to inform you that in the Board of Directors of my principal held on October 16, 2009 the following was approved:

The Board of Directors making use of its powers granted by the Special Shareholders' Meeting as of October 16, 2009 established October 23, 2009 as registry date (deadline of transaction with benefit) and October 30, 2009 as payment date (effective date of


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

registry with benefit) of the dividend approved by the aforementioned Shareholders' Meeting.

I attached hereto an authorized copy of the Board of Directors No. 997 dated October 16, 2009 to be registered and filed with the company file kept by this Registry Office.

Likewise, I do hereby request the issue of four (4) certified copies of the present notification.

Caracas, at the date of its presentation.

(Signed) Illegible ---

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES. FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT.

RM No.220. Historical years 199 and 150.

Libertador Municipality, November 26, 2009.

Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Lawyer NELLY GENOVEVA GONZALEZ DIAZ, IPSA (Lawyer's Social Welfare Institute) No.31291 is registered with the First Commercial Registry Office of the Capital District and the Bolivarian State of Miranda under No.-36, VOLUME –259-A. Fees paid Bs.150.70 as per Form No.22063563, Bank No.008647 amounting to Bs.66,00. Identification was made as follows: NELLY GENOVEVA GONZALEZ DIAZ, I.D. 8960356.

Revising Lawyer: EVELISSE MARIA ALVAREZ BERBESI

The Main First Registrar (E) (signed) Lawyer PEDRO D. DUARTE A.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

File number: 3251

DIV ---

[Logotype of MANPA]

I, CARLOS ENRIQUE PAPARONI, a Venezuelan citizen, of legal age, bearer of Identity Card No.6562483, acting in my capacity as Second Vice-President of the Board of


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
4

Directors of MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A., a company of this domicile, DO HEREBY CERTIFY THAT: "The record partially transcribed herein is a truthful and exact copy of its original that is inserted to the Book of the Board of Directors of my principal, which textually transcribed reads as follows:

RECORD No. 997. As of today, the Sixteenth (16th) day of October of the year Two Thousand Nine (2009) at 12:30 p.m., there gathered the members of the Board of Directors: CARLOS H. PAPARONI, Second Vice-President; and the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, and JULIO BUSTAMANTE, and Acting Directors ALBERTO DELFINO T., MIGUEL E. CARPIO DELFINO, RICARDO DELFINO M., ANGEL J. RAMIREZ, FERNANDO PAPARONI and ALEJANDRO DELFINO T. when Carlos Delfino T., Juan Carlos Carpio D., Alfredo Travieso P., Elena Delfino P., Alicia Mariela Paparoni, and Celestino Martines P., respectively, are absent. Likewise, Jose Gaetano Paparoni, Advisor, was present.

SOLE ITEM:

The Board of Directors decided to establish October 23, 2009 as registry date (deadline of transaction with benefit) and October 30, 2009 as payment date (effective date of registry with benefit) of the dividend approved by the Special Shareholders´ Meeting held on this same date, which decreed a special cash dividend of twenty cents (0.20) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008.

Dividends will be paid in our office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanizacion El Bosque, Chacaíto.

This certification is issued in Caracas, on the Sixteenth (16th) day of October of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

CARLOS H. PAPARONI M.(signed) Illegible.

Second Vice-President of the Board of Directors. ---------------------------------------


INTERPRETE
PUBLICO
5

LIBERTADOR MUNICIPALITY, THE 26TH OF NOVEMBER OF THE YEAR TWO THOUSAND NINE (SIGNED) NELLY GENOVEVA DIAZ, Lawyer PEDRO D. DUARTE A. THIS CERTIFIED PUBLICATION COPY IS ISSUED ACCORDING TO FORM 220.2009.4.5218.

Lawyer PEDRO D. DUARTE A. (signed) Illegible.

First Commercial Registrar (E)

Translator's Note:

At the right margin of this page there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." ---

"EL Universal" Caracas, Venezuela. Sunday. October 18, 2009. Year CI No.36020

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Company shareholders are informed that the Board of Directors in its meeting No.997 dated October 16, 2009 decided to establish October 23, 2009 as registry date (deadline of transaction with benefit) and October 30, 2009 as payment date (effective date of registry with benefit) of the dividend approved by the Special Shareholders´ Meeting held on this same date, which decreed a special cash dividend of twenty cents (0.20) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 in favor of shareholders registered on the fifth business day following publication of notice in one (1) newspaper of major national circulation, that is, on October 23, 2009 (deadline of transaction with benefit), payable on the fifth business day following that date, that is, from October the 30, 2009 (effective date of registering the benefit).


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
6

Dividends will be paid in our office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanizacion El Bosque, Chacaíto.

This publication is made in compliance with the provisions of Resolution by the National Securities and Exchange Commission No.110-2004 dated August 11, 2004 published in Regular Official Gazette No.38007 of August 24, 2004.

Caracas, October 18, 2009. ————————————————————

"EL Nacional" Caracas, Venezuela. Sunday. October 18, 2009. Year LXVII No.23753

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Company shareholders are informed that the Board of Directors in its meeting No.997 dated October 16, 2009 decided to establish October 23, 2009 as registry date (deadline of transaction with benefit) and October 30, 2009 as payment date (effective date of registry with benefit) of the dividend approved by the Special Shareholders´ Meeting held on this same date, which decreed a special cash dividend of twenty cents (0.20) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 in favor of shareholders registered on the fifth business day following publication of notice in one (1) newspaper of major national circulation, that is, on October 23, 2009 (deadline of transaction with benefit), payable on the fifth business day following that date, that is, from October the 30, 2009 (effective date of registering the benefit).

Dividends will be paid in our office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanizacion El Bosque, Chacaíto.

This publication is made in compliance with the provisions of Resolution by the National Securities and Exchange Commission No.110-2004 dated August 11, 2004 published in Regular Official Gazette No.38007 of August 24, 2004.

Caracas, October 18, 2009. --

Translator's Note:

On each page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2009 December 1 P 1:43. FILE. RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December the 16th, 2009.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

DE VE
INTERPR
PUBL
JUDITH Y.

DE VE
INTERPR
PUBL
JUDITH Y.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2009 DIC -1 P 1:43
ARCHIVO
RECIBIDO

Caracas, 26 de noviembre de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Anexo a la presente les remito original del Registro Mercantil de la Asamblea General Extraordinaria de Accionistas de mi representada, celebrada el día 16 de octubre de 2009, a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 09 de febrero de 2006.

Asimismo, les envío el aviso del pago de dividendo extraordinario a repartir a los accionistas, publicado en dos (2) diarios de mayor circulación nacional.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo lo indicado

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve



REPÚBLICA BOLIVARIANA DE VENEZUELA

2009 DIC -1 P 1:43

***** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA *****



SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL

RM No. 220
199° y 150°

Abogado PEDRO D. DUARTE A., Registrador Mercantil Primero (E)

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: **259-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA**. Número: **36** del año **2009**, así como La Participación, Nota y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente:



3251

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**



SAREN
SERVICIO AUTÓNOMO DE REGISTROS



REPÚBLICA BOLIVARIANA DE VENEZUELA

***** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA *****

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL

RM No. 220
199° y 150°



Municipio Libertador, 26 de Noviembre del Año 2009

Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por el Abogado NELLY GENOVEVA GONZALEZ DIAZ IPSA N.: 31291, se inscribe en el Registro de Comercio bajo el Número: **36**, TOMO **-259-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA**. Derechos pagados **BS: 150,70** Según Planilla RM No. **22063563**, Banco No. **008647** Por **BS: 66,00**. La identificación se efectuó así: **NELLY GENOVEVA GONZALEZ DIAZ**, C.I: **V-8.960.356**.
Abogado Revisor: **EVELISSE MARIA ALVAREZ BERBESI**

Registrador Mercantil Primero (E)
FDO. Abogado PEDRO D. DUARTE A.

ESTA PÁGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**
DIV

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de 110 han sido cancelados e inutilizados en el original del documento gravado

SAREN
SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Recibido 23-11-09
Otorgamiento
Fisco
R.M.
Teléfono



Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho



Yo, **NELLY GONZALEZ DIAZ**, venezolana, Abogado, mayor de edad, de este domicilio, titular de la cédula de identidad N° 8.960.356, debidamente autorizada por la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Junta Directiva** de mi representada celebrada el **16 de octubre de 2009**, fue aprobado lo siguiente:

La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Extraordinaria de Accionistas de fecha 16 de octubre de 2009, estableció como fecha de registro (fecha límite de transacción con beneficio) el 23 de octubre de 2009 y como fecha de pago (fecha efectiva de registro del beneficio) el 30 de octubre de 2009, del dividendo extraordinario en efectivo de Veinte Céntimos de Bolívar Fuerte (Bs.F.0,20) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de Junta Directiva N° 997 de fecha 16 de octubre de 2009.

Asimismo, solicito se sirva expedir cuatro (04) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.



FUNCIONARIO
FIRMA 22-10-09

ANEXOS
SOLVENCIAS
C. LIBRO. ACC.
CARTA BANCARIA
DEP. BANCARIO
BALANCES
INF. COMISARIO
C. CEDULA
PODER
ACPT. COMISARIO
OTROS



Nelly González Díaz
Abogado
Inpre Abogado No. [illegible]

MANPA

3251

2009 DIC -1 P 1:43

Yo, **CARLOS ENRIQUE PAPARONI M.**, venezolano, mayor de edad, titular de la cédula de identidad N° 6.562.483, procediendo en mi carácter de Segundo Vice-Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de la Junta Directiva de mi representada, la cual dice textualmente: **ACTA N° 997**. Hoy, dieciséis (16) de octubre del año dos mil nueve (2009), siendo las 12:30 p.m., se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS H. PAPARONI M., Segundo Vice-Presidente y los Directores: GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ DELFINO, NELSON ISAMIT y JULIO BUSTAMENTE, y los Directores Suplentes: ALBERTO DELFINO T., MIGUEL E. CARPIO DELFINO, RICARDO DELFINO M., ANGEL J. RAMÍREZ, FERNANDO PAPARONI y ALEJANDRO DELFINO T., en ausencia de Carlos Delfino T., Juan Carlos Carpio D., Alfredo Travieso P., Elena Delfino P., Alicia Mariela Paparoni M. y Celestino Martínez P., respectivamente. Igualmente se encontraban presente José G. Paparoni, Asesor.



PUNTO UNICO:

La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 23 de octubre de 2009 y como fecha de pago (fecha efectiva de registro del beneficio) el 30 de octubre de 2009, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de Veinte Céntimos de Bolívar Fuerte (Bs.F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto.

La Junta Directiva autoriza a cualquiera de sus miembros o a Nelly González, titular de la cédula de identidad N° 8.960.356, para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil."

Certificación, que expido en Caracas, a los dieciséis (16) días del mes de octubre del año dos mil nueve (2009).



MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

CARLOS H. PAPARONI M.
Segundo Vice-Presidente de la Junta Directiva

MUNICIPIO LIBERTADOR, 26 DE NOVIEMBRE DEL AÑO DOS MIL NUEVE (FDOS.) **NELLY GENOVEVA GONZALEZ DIAZ, Abogado PEDRO D. DUARTE A.** SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACIÓN SEGÚN PLANILLA NO. : **220.2009.4.5218**



Abogado PEDRO D. DUARTE A.
Registrador Mercantil Primero (E)


REPÚBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

EL UNIVERSAL

PORQUE DECIDES A DIARIO

CARACAS, VENEZUELA • DOMINGO 18 DE OCTUBRE DE 2009 • BsF 3,50 • AÑO CI • Nº 36.020 • DEPÓSITO LEGAL PP-190901DF43



MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 997 de fecha 16 de octubre de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 16 de octubre de 2009 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Veinte Céntimos de Bolívar Fuerte (Bs. F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir, el 23 de octubre de 2009 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir, a partir del 30 de octubre de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 18 de octubre de 2009

EL NACIONAL
CARACAS VENEZUELA
AÑO LXVII #23.753 FUNDADO EN 1943 SEGUNDA EDICIÓN


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 997 de fecha 16 de octubre de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 16 de octubre de 2009 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Veinte Céntimos de Bolívar Fuerte (Bs. F. 0,20) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir, el 23 de octubre de 2009 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir, a partir del 30 de octubre de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 18 de octubre de 2009